UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2016

Commission File Number: 001-33655

PARAGON SHIPPING INC.

(Name of Registrant)

15 Karamanli Ave., GR 166 73, Voula, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Paragon Shipping Inc. (the “Company”) received a cancellation notice from Jiangsu Yangzijiang Shipbuilding Co. (“Yangzijiang”), in relation to the three Kamsarmax newbuilding drybulk carriers (Hull numbers YZJ2013-1144, YZJ2013-1145 and YZJ2013-1142). The current market conditions, coupled with the financial condition of the Company, did not allow the Company to take delivery of the Kamsarmax newbuilding drybulk carrier with Hull number YZJ2013-1144 by September 30, 2016, the latest date to complete the vessel acquisition. Following the failure to take delivery of the Kamsarmax newbuilding drybulk carrier with Hull number YZJ2013-1144, Yangzijiang cancelled the contracts for all three Kamsarmax newbuilding drybulk carriers, pursuant to the terms of the ship-building contracts. Currently, the Company is contemplating its options.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PARAGON SHIPPING INC.

Date: October 3, 2016	By:	/s/ GEORGE SKRIMIZEAS
George Skrimizeas Chief Operating Officer